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                                                                  EXHIBIT 23.2



                                    [LETTERHEAD]



March 4, 1998

Mr. Donald M. Barnes
Jenkins & Gilchrist
1919 Pennsylvania Avenue, NW
Suite 600
Washington, D.C. 20006-3404

Dear Mr. Barnes:

Please reference our opinion letter dated February 26, 1998 to The Board of Directors of Horizons Technology, Inc. The purpose of that opinion was to determine the fair market value of the Series A Preferred Sharesminority of Horizons Technology, Inc. as of February 26, 19984/20/95. It is our understanding that the Board of Directors of Horizons Technology, Inc. will use this appraisal in connection with a proposed merger between Horizons Technology, Inc. and the Titan Corporation ("the Merger").

In that opinion we expressly restricted its use in the section titled "STATEMENT OF LIMITING CONDITIONS" with the following language: "Neither all nor any part of the contents of this opinion letter shall be conveyed to the public through advertising, public relations, news, sales, mail, direct transmittal, or other media without the prior written consent and approval of THE SLAVITT ELLINGTON GROUP."

We hereby consent, however, to the inclusion of the above referenced opinion as an exhibit to any proxy statement distributed in connection with the Merger. Additionally, we consent to the use of our corporate name in the proxy statement distributed in connection with the Merger.

Very truly yours,
THE SLAVITT ELLINGTON GROUP



Michael T. Ellington
Managing Director